SCIENTIGO, INC.
                           6701 CARMEL ROAD, SUITE 205
                               CHARLOTTE, NC 28226
                                 (704) 837-0500

                                February 28, 2006

VIA EMAIL
AND EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention:  Rebekah Toton

      RE: SCIENTIGO, INC. REGISTRATION STATEMENT ON FORM S-4/A, FILED ON FEBRUARY 28, 2006 (FILE NO. 333-129621) (THE "REGISTRATION STATEMENT")

Dear Ms. Toton:

      Scientigo, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective as early as possible, on Tuesday, February 28, 2006 or as soon thereafter as practicable.

      The Company hereby acknowledges the following:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Respectfully yours,

                                SCIENTIGO, INC.


                                By: /s/ Clifford A. Clark
                                    ------------------------------------------
                                    Clifford A. Clark, Chief Financial Officer